UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
CLARUS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
18270P109
(CUSIP Number of Class of Securities)
Warren B. Kanders
Executive Chairman of the Board of Directors
Clarus Corporation
2084 East 3900 South
Salt Lake City, UT 84124
(801) 278-5552
(Name, address, including zip code, and telephone number, including area code, of agent for service)
with a copy to:
Robert L. Lawrence, Esq.
Kane Kessler, P.C.
666 Third Avenue
New York, NY 10017
(212) 541-6222
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$7,500,000	$933.75

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $7,500,000 of the shares of the common stock, par value $0.0001 per share, of Clarus Corporation, as well as the preferred share purchase rights associated with such shares.

**
The amount of the filing fee, calculated in accordance with Rule 00-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $896.40	Filing Party: Clarus Corporation
Form or Registration No.: Schedule TO	Date Filed: May 8, 2018
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further amended or supplemented from time to time, the “Schedule TO”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2018 and amended by Amendment No. 1, filed with the SEC on June 6, 2018 (“Amendment No. 1”), by Clarus Corporation, a Delaware corporation (“Clarus” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $7,200,000 of shares of its common stock, par value $0.0001 per share, as well as the preferred share purchase rights associated with such shares (collectively, the “Shares”).
This offer is being made upon the terms and subject to the conditions described in the Offer to Purchase, dated May 8, 2018 and previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Original Offer to Purchase”), as amended and supplemented by Amendment No. 1 and the Supplement to Offer to Purchase, dated June 22, 2018 and filed herewith as Exhibit (a)(1)(F) (the “Supplement” and, together with the Original Offer to Purchase and Amendment No. 1, the “Offer to Purchase”), and in the related Amended Letter of Transmittal, dated June 22, 2018, a copy of which is filed herewith as Exhibit (a)(1)(G) (which, together with the Offer to Purchase, as they may be further amended or supplemented from time to time, constitute the “Offer”).
This Amendment No. 2 is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act. Only those items reported in this Amendment No. 2 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Original Offer to Purchase, Amendment No. 1 and the other documents that constitute part of the Offer remain unchanged. All information in the Supplement is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Original Offer to Purchase, Amendment No. 1, the Amended Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended or supplemented therein. All capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings ascribed to such terms in the Offer to Purchase.
ITEMS 1 THROUGH 11.
Items 1 through 11 of the Schedule TO are hereby amended and supplemented to reflect the amendment of the Offer to Purchase and the related Offer documents as follows:
•
all references to the maximum aggregate purchase price or value of Shares to be purchased in the Offer now mean $7,500,000 (previously $7,200,000) and all references to Shares having an aggregate purchase price or value of, or less than, or up to, or more than, or in excess of $7,200,000 now mean Shares having an aggregate purchase price or value of, or less than, or up to, or more than, or in excess of  $7,500,000;

•
all references to the price range for the Offer or the price at which the Company is offering to purchase Shares now mean a price of not greater than $8.00 nor less than $7.20 per Share (previously not greater than $7.20 nor less than $6.60 per Share);

•
all references to the minimum price or minimum Purchase Price in the Offer (previously $6.60 per Share) now mean a minimum price or minimum Purchase Price of  $7.20 per Share;

•
all references to the maximum price or maximum Purchase Price in the Offer (previously $7.20 per Share) now mean a maximum price or maximum Purchase Price of  $8.00 per Share;

•
all references to the approximate number of Shares to be purchased under the Offer, if the Offer is fully subscribed at a minimum Purchase Price of  $7.20, now mean 1,041,666 Shares (and such number of Shares represents approximately 3.5% of the total number of Shares issued and outstanding as of May 7, 2018 and June 21, 2018);

•
all references to the approximate number of Shares to be purchased under the Offer, if the Offer is fully subscribed at a maximum Purchase Price of  $8.00, now mean 937,500 Shares (and such number of Shares represents approximately 3.1% of the total number of Shares issued and outstanding as of May 7, 2018 and June 21, 2018);

•
all references to the expiration date or “Expiration Date” in the Offer now mean 11:59 P.M. New York City time, on July 11, 2018 (previously, the Offer, as amended, was scheduled to expire at 11:59 P.M. New York City time, on June 22, 2018);

•
all references to the Letter of Transmittal now include the Amended Letter of Transmittal, and all references to the Notice of Guaranteed Delivery now include the Amended Notice of Guaranteed Delivery;

•
all references to the date by which it is suggested by the Company that holders of vested options, who wish to tender Shares in the Offer, exercise such vested options now mean July 3, 2018 (previously May 29, 2018); and

•
all references to the expected aggregate purchase price for the Shares, including related fees and expenses and assuming the Offer is fully subscribed, now mean approximately $7,800,000 (previously $7,500,000).

In addition, the information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is being amended and/or supplemented by the Supplement, filed herewith as Exhibit (a)(1)(F), and the related Amended Letter of Transmittal, filed herewith as Exhibit (a)(1)(G), and is incorporated herein by reference.
ITEM 12.   Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:
Exhibit Number	Description
(a)(1)(F)	Supplement to Offer to Purchase, dated June 22, 2018.
(a)(1)(G)	Amended Letter of Transmittal (including IRS Form W-9).
(a)(1)(H)	Amended Notice of Guaranteed Delivery.
(a)(1)(I)	Supplemental Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(J)	Supplemental Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)(B)	Press Release issued by the Company on June 22, 2018

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CLARUS CORPORATION
By:
/s/ Aaron J. Kuehne

Name:
Aaron J. Kuehne

Title:
Chief Financial Officer and
Chief Administrative Officer

Date: June 22, 2018